

Jonathan Evans · 2nd

Cofounder and CEO at KinectAir

Portland, Oregon Area · 500+ connections · **Contact info**

 **KinectAir**

 **Embry-Riddle Aeron
University**

Experience



Cofounder and CEO

KinectAir · Full-time

Nov 2019 – Present · 7 mos

Vancouver, W

KinectAir is the on-demand, app-based charter service bringing joy back to air travel and increased access to private flying for real people with real places to go.



Mentor

Starburst Aerospace Accelerator

Nov 2018 – Present · 1 yr 7 mos

Worldwide

Starburst is an aviation and aerospace incubator that bridges startup innovation to the scale and resources of enterprise companies and venture capital. With offices in LA, SF, Montreal, Paris, and Munich, Starburst is cultivating these connections across the world. It's a great honor to join as a mentor and enjoy this global view to what's truly state of the art as **...see mor**



Co-Founder and Honorary Member

GUTMA

Jun 2016 – Present · 4 yrs

Geneva Area, Switzerland

The Global Unmanned Traffic Management Association (GUTMA) is a nonprofit consortium of industry stakeholders working to publish an open, technocratic blueprint for interoperability in software-defined and networked airspace systems. We provide for the aerial robotics industry what ICANN did for the commercial Internet.



VP of Global Aviation Policy
Verizon
Jan 2019 – Nov 2019 · 11 mos
Portland, Oregon

I actively participate in sculpting technical standards and regulatory policy for the rapidly evolving drone industry. As an aviator and a Verizon executive I offer voice to LTE and 5G as aviation-grade technologies available and appropriate as key infrastructure to this era of increasingly automated, connected and networked aircraft deployments. Aviation is ...see mor



Skyward, A Verizon company
6 yrs 3 mos



Co-Founder and Head of Innovation
Apr 2018 – Dec 2018 · 9 mos
Portland, Oregon Area

Leading Verizon's connected aviation efforts to build off of Skyward's core business and shepherding aerospace toward a new industrial infrastructure in LTE. My team and I are bringing the nation's best network to the sky!



Co President
Feb 2017 – May 2018 · 1 yr 4 mos
Portland, Oregon

A wonderful year of integrating Skyward to the scale and impact of the nation's largest telco provider. This was the fastest period of growth since Skyward's inception, tripling head count to over 60 and expanding the project to introduce industrial-grade LTE to Aviation and Aerospace for the first time in history.

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Education



Embry-Riddle Aeronautical University
Bachelor, Professional Aeronautics
2009 – 2011

Licenses & Certifications



Airline Transport Pilot
Federal Aviation Administration



